Exhibit 99.1

Medigus: Charging Robotics to Release a Beta Version of its User Interface by the End of the Year

The app will be released as part of the collaboration between Charging Robotics and Make My Day – a company specializing in electric vehicle fleet management.

Tel Aviv, Israel, Nov. 25, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (“Company”) (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle (“EV”) and charging solutions, announced today that its wholly owned subsidiary, Charging Robotics Ltd., is anticipated to release a beta version of the user interface application (“app”) for the wireless charging robot of Charging Robotics by the end of the year. The beta version of the user interface will be released as part of collaboration between Charging Robotics and Make My Day, a company that develops apps and services for EV fleet management and optimization of charging and battery usage.

Using the app developed by Make My Day, customers of Charging Robotics will be able to order the charging service offered by the robots, receive information about billing, receive driving instructions to the destination as well as receive real time data about the EV electricity consumption and battery state of charge.

The first product Charging Robotics will release will be a robot to automatically charge electric vehicles for disabled drivers. These drivers have an extreme difficulty to charge electric vehicles because the process of taking the cable from the charger and plugging it to the EV is very challenging for individuals using wheelchairs or suffering from other conditions impairing their mobility. With the dedicated Charging Robotics system, and by a tap in the app developed by Make My Day, the robot will automatically charge the vehicle.

This development will allow disabled drivers to effortlessly charge their vehicles and will significantly reduce the access areas around the charger required by currently available cable-based chargers. The system for charging EV of handicapped drivers is planned to start pilot tests during Q1 of 2023.

With several unique capabilities, the Make My Day app can be used as the user interface for Charging Robotics. The system includes driving navigations algorithms that take into account EV electricity consumption and battery charging status , such as that the planned driving route that will ensure optimal use of the battery. The system includes real time communication with certain types of vehicles that allow reading the battery charging status, which provides for an accurate plan of the driving route. The system includes a data base of all chargers in the area, so that the system can advise the driver to charge using the Charging Robotics system or systems of other charge point operators. The latter alternative opens the door to an affiliate-based revenue stream for charging robotics by sending drivers to use chargers of other operators.

“We enjoyed an excellent collaboration with Make My Day in developing this user interface and we are sure it will add great value to our users” said Hovav Gilan CEO of Charging Robotics.

About Charging Robotics

Charging Robotics is developing an automatic wireless charging system dedicated for public parking lots. The benefit of the robotic wireless charging system is that it will automatically align with high accuracy the energy transmitting device to the onboard energy receiving device thus allowing for very high charging efficiencies. The system will be fully automatic, thus eliminating the need for the driver to remove the car after charging is complete, which will increase the charger utilization and profits for the parking lot operator. Charing Robotics is a fully owned subsidiary of Medigus Ltd.

About Make My Day

A startup company from Tel Aviv Israel. Founded in 2017 by Cnaan Aviv (CTO) and Nisan Katz (CEO). MAKE MY DAY optimizes, simplifies, and manages Electrical Vehicle (EV) Charging for fleets and drivers. By using unique data and technology – Make My Day helps their B2B customers to reduce costs and Co2/carbon emissions and provides them with a positive ROI from day one.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Charging Robotics’ and Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com